Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
		(Dollars in thousands, except ratio)

Income before income taxes and cumulative effect of change in accounting principle, but after noncontrolling interest	$568,810	$894,842	$731,617	$951,477	$693,512	$701,877

Add:
Portion of rents representative of the interest factor	11,863	15,818	15,424	15,066	14,917	12,726
Interest expense	110,419	140,896	130,946	128,174	123,177	126,302

Income as adjusted	$691,092	$1,051,556	$877,987	$1,094,717	$831,606	$840,905

Fixed charges:
Interest expense	$110,419	$140,896	$130,946	$128,174	$123,177	$126,302
Portion of rents representative of the interest factor	11,863	15,818	15,424	15,066	14,917	12,726

Total	$122,282	$156,714	$146,370	$143,240	$138,094	$139,028

Ratio of Earnings to Fixed Charges	5.7	6.7	6.0	7.6	6.0	6.0